Mail Stop 4561

August 9, 2006

By U.S. Mail and facsimile to (612) 303-8199.

Sandra G. Sponem
Chief Financial Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

   Re: Piper Jaffray Companies
     Form 10-K for Fiscal Year Ended December 31, 2005
     File No. 001-31720

Dear Ms. Sponem:

  We have reviewed your response filed on July 19, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your response. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Audited Consolidated Financial Statements

Consolidated Statements of Operations, page 36

  1. We note your response to previous comment 2. The guidance of Rule 5-01 of Regulation S-X indicates that Article 5 applies to registered broker dealers, except when filing their FOCUS reports. The consolidated company is not a registered

broker dealer and therefore, we believe that your financial statement presentation should comply with Article 5, which requires a presentation of Cost of revenues. Please revise to separately present the cost of revenues on your Consolidated Statements of Operations. If this poses an undue burden, please describe the specific factors contributing to your undue burden in your response and quantify any estimated costs related to changing your reporting format.

Note 2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 42

2. Please refer to our previous comment 3. Please tell us and revise your future filings to disclose the following related to your unpatented technology:

- Please revise to disclose the specific nature and components of the unpatented technology and specifically describe how you anticipate that this technology will contribute to your future revenue streams;

- Disclose your basis for determining that a 3 year life for this asset was appropriate and tell us your anticipated future use of the asset;

- Revise to include a discussion of the nature, amount, and timing of anticipated expenditures necessary to develop the in-process research and development into commercially viable products and provide updated information quarterly; and,

- Discuss when you anticipate that the unpatented technology will contribute to your revenue streams;

- Revise to disclose why you do not believe that this asset is impaired for any quarterly and annual reporting period.

Note 4. Derivatives, page 44

3. We note your response to our previous comment 4. Please revise future filings to specifically disclose that you are not using hedge accounting.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please include your proposed disclosures in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant